                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No. 1      )*


                                    NetStaff, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                    64116H 10 9
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                                   (CUSIP Number)

                                     Aaron Tsai
                                1710 E. Division St.
                              Evansville, Indiana 47711
                                  (812) 479-7266
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                        N/A
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


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     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 64116H 10 9                        Page   2  of     4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MAS Capital Inc.
     31-1678027
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 500,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              500,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.70%(1)
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14   TYPE OF REPORTING PERSON*

     CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on September 30, 1999.

                          SCHEDULE 13D

CUSIP No. 64116H 10 9                        Page   3  of     4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aaron Tsai
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 1,300,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              1,300,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,300,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.63%(1)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on September 30, 1999.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by NetStaff, Inc., an Indiana corporation (the "Company"), whose mailing address is located at 168 South Park, San Francisco CA 94107.

ITEM 2. Identity and Background.

        This statement is filed by Aaron Tsai, an individual residing at 1103 Landing Meadows Dr., Henderson, KY 42420. Mr. Tsai was an officer and director of the Company. Mr. Tsai is the Chairman of Directors, President and Chief Executive Officer of MAS Capital Inc. and its subsidiaries. MAS Capital Inc. is a venture capital and emerging Internet investment banking firm.

        The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

        On October 7, 1996, the Reporting Person used his own fund for the purchase of 8,500,000 shares of Common Stock valued at fair market value of $90, which was the actual cost of incorporating the Company. The shares were issued to the Reporting Person as reimbursement for the $90 incorporation fee paid by the Reporting Person.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock was for control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through
(j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 1,300,000 shares of the Company's Common Stock, comprising approximately 9.63% of the shares outstanding. The percentage used herein is calculated based upon the 13,500,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of September 30, 1999, as reported in the Company's 10Q-SB. The Reporting Person has sole voting and dispositive powers with respect to 13,500,000 shares of Common Stock and no voting and no dispositive powers with respect to 3,850 shares held by John Tsai, brother of Aaron Tsai to which this statement relates. The Reporting Person has not effected any other transaction in the shares of the Common Stock between January 6, 2000 and March 6, 2000.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Fast Net Communications Inc. has the option to purchase 360,000 shares from Aaron Tsai.

        Jackson Hill Holdings Inc. has the option to purchase 400,000 shares from Aaron Tsai

ITEM 7. Materials to be Filed as Exhibits.

        None.



                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2000
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                             /s/ Aaron Tsai
                             --------------------------------------
                             Aaron Tsai

                             MAS Capital Inc.

                             /s/ Aaron Tsai
                             --------------------------------------
                             Aaron Tsai, President